SEC MAIL PROCESSING SECTION
RECEIVED
MAR 2 8 2006
WASH. D.C. 156

06008861

SEC... ...MISSION
Washington, D.C. 205...

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 44619 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SBS FINANCIAL GROUP, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 SYLVAN ROAD SOUTH SUITE B
(No. and Street)

| WESTPORT | CT | 06880 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ILENE SCHLICHER 203-221-1916
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MALAKOFF, WASSERMAN & PECKER, CPA, PC
(Name – *if individual, state last, first, middle name*)

| ONE OLD COUNTRY RD SUITE 340 | CARLE PLACE | NY | 11514 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 0 4 2006
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, ILENE SCHLICHER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SBS FINANCIAL GROUP, INC., as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT / CEO

Title

VENKAT G. REDDY
Notary Public, State of Florida
My comm. expires Sept. 16, 2008
No. DD 355519

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Malakoff, Wasserman & Pecker, CPA, PC**

One Old Country Road • Carle Place, NY 11514 • Tel: 516-741-5700 • Fax: 516-741-5779

Arnold M. Malakoff, CPA (1938-2004)
Clifford R. Wasserman, CPA, JD
cwasserman@mwpcpa.com
Edward J. Pecker, CPA
epecker@mwpcpa.com
Mary M. Pecker, CPA
mpecker@mwpcpa.com

March 24, 2006

NASD
9509 Key West Avenue
4th Floor
Rockville, MD 20850

Re: SBS Financial Group, Inc.
SEC File No. 8-44619

Dear Sirs:

Please be advised that SBS Financial Group, Inc. ("the Company") is exempt from Rule 15C3-3 under paragraph k2ii. The firm acts as an introducing broker and clears its trades through a clearing broker on a fully disclosed basis.

Accordingly, the Company is not required to prepare a Computation for Determination of Reserve Requirements under Rule 15C3-3. Further, the Company is not required to provide information relating to the Possession or Control Requirements under rule 15C3-3.

Very truly yours,

Clifford R. Wasserman

CRW:rd
032306-2